Exhibit 12.1

NORTEK, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMBER 31, 2008	PERIOD FROM JAN. 1, 2009 TO DEC. 19, 2009	PERIOD FROM DEC. 20, 2009 TO DEC. 31, 2009	YEAR ENDED DECEMBER 31,
				2010	2011	2012
	(IN MILLIONS EXCEPT RATIOS)
EARNINGS:
(Loss) earnings from continuing operations	(780.7)	195.3	(3.4)	(13.4)	(55.9)	9.5
Provision (benefit) for income taxes	26.9	85.0	(1.4)	(11.6)	(20.3)	15.3

“Earnings”	(753.8)	280.3	(4.8)	(25.0)	(76.2)	24.8

FIXED CHARGES:
Interest expense including amortization of debt expense and discount	134.7	135.6	3.6	95.7	105.6	96.5
Interest portion of rental expense	16.1	15.8	0.6	16.1	15.6	17.2

“Fixed Charges”	150.8	151.4	4.2	111.8	121.2	113.7

Earnings Available for Fixed Charges	(603.0)	431.7	(0.6)	86.8	45.0	138.5

Ratio of Earnings to Fixed Charges (1)	—	2.9x	—	—	—	1.2x

	THREE MONTHS ENDED
	MARCH 30, 2013	MARCH 31, 2012
	(IN MILLIONS EXCEPT RATIOS)
EARNINGS:
Loss from continuing operations	(15.1)	(1.2)
(Benefit) provision for income taxes	(4.9)	1.6

“Earnings”	(20.0)	0.4

FIXED CHARGES:
Interest expense including amortization of debt expense and discount	24.6	24.5
Interest portion of rental expense	4.3	4.3

“Fixed Charges”	28.9	28.8

Earnings Available for Fixed Charges	8.9	29.2

Ratio of Earnings to Fixed Charges (1)	—	1.0x

(1)	These ratios are computed by dividing the total earnings by the total fixed charges. For purposes of calculating this ratio, “Earnings” consist of earnings from continuing operations before provision for income taxes and fixed charges. “Fixed Charges” consist of interest expense and the estimated interest portion of rental payments on operating leases. Earnings were insufficient to cover fixed charges for the historical results for the year ended December 31, 2008, the period from December 20, 2009 to December 31, 2009, the years ended December 31, 2010 and 2011, and the three months ended March 30, 2013 by approximately $753.8 million, $4.8 million, $25.0 million, $76.2 million, and $20.0 million, respectively.